SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*






                       PENNFIRST BANCORP, INC.
                          (Name of Issuer)




                  COMMON STOCK, $.01 PAR VALUE PER SHARE
                      (Title of Class of Securities)




                              708225 10 7

                             (CUSIP Number)







                         Page 1 of 6 Pages
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CUSIP NO. 708225 10 7                                       Page 2 of 6 Pages


1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    PennFirst Bancorp, Inc. Employee Stock Ownership Plan Trust

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                            (b) [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    145,182

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

    153,866

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    145,182

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    153,866

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    299,048

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.7%

12. TYPE OF REPORTING PERSON

    EP

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CUSIP NO. 708225 10 7                                       Page 3 of 6 Pages

ITEM 1(A) NAME OF ISSUER:

          PennFirst Bancorp, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          600 Lawrence Avenue
          Ellwood City, Pennsylvania 16117

ITEM 2(A) NAME OF PERSON FILING:

          PennFirst Bancorp, Inc. Employee Stock Ownership Plan Trust.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          PennFirst Bancorp, Inc.
          600 Lawrence Avenue
          Ellwood City, Pennsylvania 16117

ITEM 2(C) CITIZENSHIP:

          United States

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(E) CUSIP NUMBER:

          708225 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-D(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          [X] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security
              Act of 1974.
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CUSIP NO. 708225 10 7                                       Page 4 of 6 Pages

ITEM 4.   OWNERSHIP.

          (a)   Amount beneficially owned:

          299,048

          (b)   Percent of class:

          7.7%

          (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote       145,182
          (ii)  Shared power to vote or to direct the vote     153,866
          (iii) Sole power to dispose or to direct
                the disposition of                             145,182
          (iv)  Shared power to dispose or to direct
                the disposition of                             153,866

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Edmund C. Smith, George William Blank, Jr., Herbert S. Skuba and William B. Salsgiver are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the PennFirst Bancorp, Inc. Employee Stock Ownership Plan ("ESOP") which holds 299,048 shares of Common Stock on behalf of the ESOP, of which approximately 145,182 shares have not been allocated to the accounts of participating employees as of December 31, 1996. Under the terms of the ESOP, the Trustees must vote all allocated shares in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESOP will be voted by the Trustees in accordance with their fiduciary duties. The amounts reported herein do not include shares of Common Stock held by the Trustees in their individual capacity and not as Trustees.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

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CUSIP NO. 708225 10 7                                       Page 5 of 6 Pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO. 708225 10 7                                      Page 6 of 6 Pages

                               SIGNATURE

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                              PENNFIRST BANCORP, INC. EMPLOYEE
                              STOCK OWNERSHIP PLAN TRUST

Date:  March 18, 1997      By: /S/ EDMUND C. SMITH
                               -------------------
                               Edmund C. Smith
                               Trustee for the PennFirst Bancorp, Inc.
                               Employee Stock Ownership Plan Trust

Date:  March 18, 1997      By: /S/ GEORGE WILLIAM BLANK, JR.
                               -----------------------------
                               George William Blank, Jr.
                               Trustee for the PennFirst Bancorp, Inc.
                               Employee Stock Ownership Plan Trust

Date:  March 18, 1997      By: /S/ HERBERT S. SKUBA
                               --------------------
                               Herbert S. Skuba
                               Trustee for the PennFirst Bancorp, Inc.
                               Employee Stock Ownership Plan Trust

Date:  March 18, 1997      By: /S/ WILLIAM B. SALSGIVER
                               ------------------------
                               William B. Salsgiver
                               Trustee for the PennFirst Bancorp, Inc.
                               Employee Stock Ownership Plan Trust